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02007207239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 41808

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 2 8 2002
316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GLP INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7001 ORCHARD LAKE ROAD, SUITE 110A
(No. and Street)

West Bloomfield, (City) MI (State) 48322 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL P. McEVILLY (248) 737-1660
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FREEDMAN & GOLDBERG, CPA's P.C.
(Name — *if individual, state last, first, middle name*)

32255 NORTHWESTERN HWY., STE 298 (Address) FARMINGTON HILLS, (City) MI (State) 48334 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Ard 3/18/2002

OATH OR AFFIRMATION

I, Michael P. McEvilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLP Investment Services, LLC, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Vice-President of Operations

Title



Notary Public

SHARON C HEATH
ary Public, Livingston County, MI
Commission Expires Aug 6, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREEDMAN & GOLDBERG
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

TRI-ATRIA
32255 NORTHWESTERN HIGHWAY, SUITE 298
FARMINGTON HILLS, MICHIGAN 48334
(248) 626-2400
FAX: (248) 626-4298

ERIC W. FREEDMAN
MICHAEL GOLDBERG
DAVID C. GRIEP
JULIE A. CHEEK
WILLIAM A. MARSHALL
BROCK A. HULER
FRANK J. ALCINI JR.
AMY S. JACKNOW

Independent Auditor's Report

Members
GLP Investment Services, LLC

We have audited the accompanying statement of financial condition of GLP Investment Services, LLC, for the year ended December 31, 2001 and the related statements of income and cash flows for the year then ended that you are filing pursuant to Rule 17s-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement preparation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of GLP Investment Services, LLC at December 31, 2001, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17s-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully,



Freedman & Goldberg
Certified Public Accountants

Farmington Hills, MI
February 14, 2002



As of December 31, 2001

ASSETS

Cash	$ 34,064
Receivables from Broker-Dealers and Clearing Organization	12,939
Prepaid License	5,010
NASD Membership:	
Owned, (Net of Amortization of $1,870)	45,380
Office Equipment, at cost, Less Accumulated Depreciation of $360	1,798
Total Assets	$ 99,191

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Payables to Commissioned Agents	$ 8,850
Accounts payable, accrued expenses and other liabilities	1,823
Member's Capital	88,518
Total Liabilities and Members' Capital	$ 99,191

See accompanying auditor's report and notes to financial statements.